Exhibit 99.4
Frost & Sullivan Recognizes NICE with Technology Leadership Award for Investigation and Evidence Management Solutions

Hoboken, N.J. – December 6, 2017 – NICE (Nasdaq: NICE) announced today that it has earned Frost & Sullivan's prestigious Technology Leadership Award for Investigation and Evidence Management Solutions. This award recognizes companies that demonstrate excellence in growth, innovation and leadership in their respective industries.

“Frost & Sullivan is honoring NICE with this Technology Leadership Award because of the company’s demonstrated leadership and commitment to driving innovation in digital evidence management for police departments,” said Danielle VanZandt, Security Industry Analyst, Aerospace, Defense & Security, Frost & Sullivan. “The volume, variety and velocity of digital evidence is growing every day, and the current manual methods investigators use to collect, analyze and share it simply haven’t kept pace. As the first and most comprehensive end-to-end cloud-based solution for managing digital evidence and investigations, NICE Investigate is uniquely equipped to bridge this gap.”

In announcing NICE’s selection for the Technology Leadership Award, Frost & Sullivan lauded NICE Investigate for its customer-centric innovations, proven ROI, superior integration and analytics capabilities, and workflow tools that bolster investigative efficiency and case solvability. The report, in part, states: “NICE is a leader in the digital investigation and evidence management industry, with solutions that are years ahead of the competition. Competitors will struggle to match Investigate’s capabilities and will likely fall short due to NICE’s superior analytical and integration capabilities which position NICE for continued growth and mindshare in the future.”

"NICE is thrilled to be recognized by Frost & Sullivan as a leader in the digital evidence management space,” said Chris Wooten, Executive Vice President, NICE. "At a time when many police department budgets and resources are stretched thin in North America and around the world, NICE Investigate helps drive productivity, cost savings and increased case solvability through process automation and advanced analytics.

 Early research shows that using NICE Investigate, investigators can shave up to six hours off of each investigation, bringing justice to victims and resolution to cases much faster; and this is just the tip of the iceberg, because it only accounts for the time savings involved in collecting evidence. Additionally, because evidence can be obtained, assembled and shared much more thoroughly and faster, there’s also a much greater likelihood of obtaining an early guilty plea. This results in additional savings and community benefits down the road, by reducing the potential for additional bail processes, double-touching of the case, re-arrest, and so on.

A full copy of the Frost & Sullivan analyst report can be downloaded at: http://info.nice.com/Frost-Investigate-Report.

About NICE Investigate
 Running on the secure Microsoft Azure Government cloud, NICE Investigate is a comprehensive, scalable, CJIS-compliant, cloud-based, end-to-end solution for managing investigations and digital evidence. NICE Investigate automates digital evidence collection, analysis and sharing to enhance case solvability and transform investigators into more efficient and effective crime-solvers. Here’s how:

Evidence Collection: Today, digital evidence collection typically involves logging on to myriad systems, sending emails, placing phone calls, filling out forms, and manually driving from location to location. With NICE Investigate, investigators log in to one system; a powerful ‘Google-like’ search tool brings back evidence from all connected structured and unstructured data sources. A secure Community Portal also makes it easy to crowdsource citizen video, photos and tips. Private businesses can register their CCTV cameras as well.

Evidence Analysis: Investigators often spend grueling hours manually sifting through digital evidence to put it into proper context. Proprietary video codecs and players can also complicate investigations. NICE Investigate automatically transcodes video into a playable format and helps investigators visualize evidence in meaningful ways, for example on maps and timelines.

Evidence Sharing: Today, digital evidence has to be manually copied onto CDs and then hand-delivered to the prosecutor. NICE Investigate's virtual case folders make sharing simple. Instead of copying evidence, an investigator can securely and electronically share evidence, simply by emailing a link to a digital case file. The system automatically tracks who accessed which files and when to protect evidence integrity and preserve chain of custody.

About the Frost & Sullivan Technology Leadership Award
Frost & Sullivan's global team of analysts and consultants continuously research a wide range of markets across multiple sectors and geographies. As part of this ongoing research, Frost & Sullivan identifies companies that are true industry leaders, delivering best practices in growth, innovation, and leadership. Identifying such companies involves extensive primary and secondary research across the entire value chain of specific products and/or markets. Companies selected for this honor focus on delivering the best products at optimal prices to maximize customer value and customer experience, and by doing so are growth leaders in their respective industries. This kind of excellence typically translates into superior performance in three key areas: demand generation, brand development, and competitive positioning. These areas serve as the foundation of a company's future success and prepare it to deliver on the two criteria that define the Technology Leadership Award (Visionary Innovation & Performance and Customer Impact). Technology Leadership Award candidates are subjected to a rigorous 10-step review process by Frost and Sullivan industry analysts who compare market participants and measure performance through in-depth interviews, analysis, and extensive secondary research.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best in class positions in growth, innovation and leadership. The company's Growth Partnership Service provides the CEO and the CEO's Growth Team with disciplined research and best practice models to drive the generation, evaluation and implementation of powerful growth strategies. Frost & Sullivan leverages almost 50 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from 31 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.
About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.